GENCOR INDUSTRIES, INC.

5201 N. ORANGE BLOSSOM TRAIL

ORLANDO, FL 32810

November 4, 2010

TO:	The Securities and Exchange Commission
Division of Corporate Finance
Attn:	Russell Mancuso, Branch Chief; Tom Jones, Examiner

VIA:	EDGAR

RE:	Gencor Industries, Inc.
Form 10-K for the fiscal year ended September 30, 2009
Filed December 29, 2009
File No. 1-11703

The following is in response to your comment included in your transmittal letter dated October 25, 2010 requesting “the Company’s analysis of the materiality of the information included in its letter dated October 13, 2010 which is not disclosed in its currently filed Form 10-K for the fiscal year ended September 30, 2009, and whether the Company should disclose such information to its investors prior to the filing of its next Form 10-K”. This disclosure is regarding the ages of our directors and executive officers as required by Regulation S-K Items 401(a) and (b).

In our initial response to the SEC dated September 30, 2010, we stated that the omission of the disclosure was an oversight primarily due to the “significant turnover in our finance department, specifically two CFO’s”, and that due to this fact, the “immaterial nature of the disclosure and the fact that we operate on a September 30 fiscal year end and will thus be filing a Form 10-K within 3 months” we requested “you allow us to make the required disclosure in our subsequent Form 10-K filing for the fiscal year ended September 30, 2010 and not amend the Form 10-K for the fiscal year ended September 30, 2009”.

Our reference to “immateriality” in our initial response was in reference to the nature of the disclosure, as the omission solely relates to the ages of our directors and officers. We are now less than 8 weeks away from filing our next Form 10-K which will contain the required disclosure and do not believe it is necessary to disclose such information prior to the next Form 10-K filing.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ E.J. Elliott
E.J. Elliott
Chairman and Chief Executive Officer